Exhibit 2.4

FORM OF POWDER PRODUCTS SUPPLY AGREEMENT

THIS POWDER PRODUCTS SUPPLY AGREEMENT (this “Agreement”) dated as of February 9, 2015 is between Federal Cartridge Company, a Minnesota corporation (“FCC”), and Alliant Techsystems Operations LLC, a Delaware limited liability company (“LLC”) (each, a “Party” and together, the “Parties”).

RECITALS

WHEREAS, pursuant to the Transaction Agreement dated as of April 28, 2014 (the “Transaction Agreement”), among Alliant Techsystems Inc. (to be renamed “Orbital ATK, Inc.” substantially concurrently with the execution of this Agreement) (“Orbital ATK”), Vista SpinCo Inc. (which has subsequently changed its name to Vista Outdoor Inc.) (“Vista Outdoor”), Vista Merger Sub Inc. and Orbital Sciences Corporation, on the terms and subject to the conditions set forth in the Transaction Agreement, Alliant Techsystems Inc. will, and will cause its applicable Subsidiaries to, consummate the Sporting Transfers;

WHEREAS, following the Sporting Transfers, on the terms and subject to the conditions set forth in the Transaction Agreement, the Distribution will occur;

WHEREAS, following the Distribution, on the terms and subject to the conditions set forth in the Transaction Agreement, the Merger will occur; and

WHEREAS, following the Merger, Orbital ATK and its Subsidiaries (including LLC) (collectively, the “Orbital ATK Group”) will continue to be engaged in manufacturing Powder Products, and Vista Outdoor and its Subsidiaries (including FCC) (collectively, the “Vista Outdoor Group”) desire to purchase Powder Products from the Orbital ATK Group following the Merger on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the Parties hereby agree as follows:

1.                                      DEFINITIONS

Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Transaction Agreement.  As used in this Agreement, the following terms shall have the following meanings:

(a)              “Bulk Powder Products” means the bulk/OEM propellant products identified on Exhibit A-1.

(b)              “Canister Powder Products” means the Alliant Powder canister propellant products to be resold to consumers identified on Exhibit A-2.

(c)               “Fiscal Year” means a fiscal year beginning on April 1 and ending on March 31.

(d)              “NRE Powder Plant” means the New River Energetics manufacturing facility located in Radford, VA, currently operated by the Orbital ATK Group.

(e)               “Order” means a Bulk Order or a Canister Order, as the context may require.

(f)                “Powder Products” means Bulk Powder Products and Canister Powder Products.

(g)               “Purchase Order” means a standard form purchase order used to order Powder Products pursuant to this Agreement, which purchase order shall be governed by the terms and conditions of this Agreement (except to the extent otherwise agreed by the Parties).

(h)              “Specifications” means the physical and operational Powder Product specifications previously exchanged among the Parties, and such other specifications as may be agreed between the Parties in writing.

Glossary of other Defined Terms

Term	Defined in Section
Acceptance	Section 6(c)(i)
Agreement	Preamble
BDSC	Section 10
Bulk Order	Section 3(a)
Canister Order	Section 3(a)
Dispute Notice	Section 5(c)
Disputed Items	Section 5(c)
EAR	Section 17
Excusable Delay	Section 7(b)
Existing FY2015 Order	Section 3(e)
Export Controlled Item	Section 17
FCC	Preamble
Force Majeure Event	Section 7(d)
Invoice	Section 5(a)
Invoice Due Date	Section 5(a)
ITAR	Section 17
Items	Section 17
LLC	Preamble
Losses	Section 16(a)
Non-Excusable Delay	Section 7(c)
Orbital ATK	Recitals
Orbital ATK Group	Recitals
Party	Preamble
Principal Representative	Section 11

Review Period	Section 5(c)
Term	Section 15(a)
Transaction Agreement	Recitals
Vista Outdoor	Recitals
Vista Outdoor Group	Recitals
Warranty Period	Section 14(a)

2.                                      MANUFACTURE AND SUPPLY OF POWDER PRODUCTS

(a)              Manufacture and Supply of Powder Products.  On the terms and subject to the conditions of this Agreement, during the Term, (i) the Orbital ATK Group shall manufacture to applicable Specifications and supply to the Vista Outdoor Group all the Powder Products ordered by the Vista Outdoor Group pursuant to this Agreement and (ii) the Vista Outdoor Group shall purchase and take delivery of all the Powder Products so ordered from the Orbital ATK Group.

(b)              Limitations on Supplying Powder Products.  The Parties acknowledge that the NRE Powder Plant’s maximum annual production capacity allocated to the Vista Outdoor Group of propellant-related products as of the date hereof is set forth on Exhibit B and the Orbital ATK Group shall be under no obligation to expand such capacity in order to fulfill any order placed by the Vista Outdoor Group.

(c)               New Materials.  All materials used by the Orbital ATK Group to manufacture Powder Products to be delivered to the Vista Outdoor Group shall be new materials (i.e., no recycled components) unless otherwise included in product Specifications or approved in advance by FCC in writing.  The Orbital ATK Group shall be responsible, at its own expense, for purchasing all raw materials, packaging, gauges, special testing equipment, die sets, packaging set up and any other materials and equipment that may be necessary to produce the Powder Products to be delivered to the Vista Outdoor Group.

(d)              Vista Outdoor Group Equipment.  From time to time the Vista Outdoor Group may request that it, although it will be under no obligation to, supply equipment or materials to the Orbital ATK Group for use in the manufacturing process (e.g., packaging equipment), which request shall be considered in good faith by the Orbital ATK Group in light of all the circumstances (including which Party will bear any associated maintenance expenses).

3.                                      POWDER PRODUCT ORDERS

(a)              Order Placement.  The Vista Outdoor Group may, from time to time, place Canister Powder Product orders (including the Specifications thereof) (each, a “Canister Order”) or Bulk Powder Product orders (including the Specifications thereof) (each, a “Bulk Order”), any of which shall include a delivery schedule by SKU number.  No Order shall affect the Vista Outdoor Group’s obligations pursuant to any previously delivered Order that has been accepted by the Orbital ATK Group in accordance with paragraph (b) below.

(b)              Order Acceptance.  The Orbital ATK Group shall accept all Orders placed by the Vista Outdoor Group in accordance with paragraph (a) above, unless, at the time of receiving such Order, the Orbital ATK Group reasonably believes it will be unable to fulfill such Order or satisfy the associated delivery schedule because of the circumstances described in Section 2(b) of this Agreement or because of a Force Majeure Event.  Within 10 Business Days of receiving an Order placed by the Vista Outdoor Group in accordance with paragraph (a) above, LLC shall acknowledge receipt and either confirm in writing to FCC that it will be able to supply the Powder Products in accordance with the included delivery schedule or, alternatively, notify FCC of any portion of the order that it will be unable to fulfill and the specific cause of such inability (which, for the avoidance of doubt, shall only be because of the circumstances described in Section 2(b) of this Agreement or because of a Force Majeure Event).  If the Orbital ATK Group cannot reasonably satisfy the proposed delivery schedule, it may propose an alternative delivery schedule and the Parties shall cooperate in good faith to develop a mutually acceptable delivery schedule. Any Order shall automatically be deemed modified to remove any Powder Products that the Orbital ATK Group has notified that it will be unable to fulfill or for which the Parties are unable to agree on a delivery schedule, and, effective upon receipt by FCC of the applicable confirmation or notification (and, where applicable, after good faith negotiations to develop a mutually acceptable delivery schedule), the resulting order shall constitute a binding commitment by the Vista Outdoor Group to purchase the Powder Products identified therein.  Notwithstanding the Vista Outdoor Group’s exclusivity obligation set forth in Section 9 of this Agreement, to the extent that LLC has notified FCC that it will be unable to fulfill the entirety of any Order or where the Parties are unable to agree on a delivery schedule, the Vista Outdoor Group may, at its own cost, “cover” and procure the unfulfilled portion of such Order from alternative suppliers (or manufacture such Powder Products itself).

(c)               Production Readiness.  Subject to the circumstances described in Section 2(b) of this Agreement or the occurrence of a Force Majeure Event, the Orbital ATK Group shall maintain production readiness and the capacity necessary to fulfill any Order accepted by LLC pursuant to paragraph (b) above.

(d)              Purchase Orders.  The purchase of Powder Products shall be implemented through the issuance by the Vista Outdoor Group of one or more Purchase Orders, which may include a blanket Purchase Order.  To the extent there is any conflict between any terms and conditions appended to or otherwise contained in a Purchase Order and this Agreement, the terms of this

Agreement shall control (except to the extent otherwise agreed by the Parties).

(e)               Existing Powder Product Orders.  The Parties acknowledge that, prior to the date hereof, the Vista Outdoor Group delivered to the Orbital ATK Group an order for Canister Powder Products and Bulk Powder Products to be delivered through the Fiscal Year ending March 31, 2015 (the “Existing FY2015 Order”).  Exhibit C hereto sets forth the terms of the Existing FY2015 Order and all other existing Powder Product orders between such parties that have not been fully fulfilled as of the date hereof.  All such existing orders shall be fulfilled in accordance with the terms of this Agreement (including pricing), except as otherwise agreed by the Parties in writing.

4.                                      PRICING

(a)              Pricing.  Subject to the pricing adjustments set forth in this Section 4, Exhibit A-1 and A-2 hereto sets forth the firm, fixed per-unit prices that shall apply to each Bulk Powder Product and Canister Powder Product, respectively, purchased by the Vista Outdoor Group pursuant to this Agreement.

(b)              Annual Price Adjustments for Powder Products. The pricing set forth in Exhibit A-1 and A-2 applies to Bulk Powder Products and Canister Powder Products, respectively, to be delivered in the Fiscal Years ending March 31, 2015 and March 31, 2016.  Thereafter, such prices shall be adjusted each Fiscal Year in accordance with the methodology set forth in Exhibit B. Unless otherwise agreed, adjusted prices are effective beginning April 1 of each Fiscal Year (beginning on April 1, 2016 for Powder Products to be delivered during the Fiscal Year ending March 31, 2017).

(c)               Taxes, Duties and Other Charges.  The prices payable by the Vista Outdoor Group under this Agreement (and any related Purchase Orders) are exclusive of any value-added taxes, excise taxes, sales and use taxes or other indirect taxes that may be imposed by Law on the relevant supply of goods or services.  Such taxes, if any, shall be separately stated in the relevant Invoices and shall be paid by the Vista Outdoor Group to the Orbital ATK Group unless the Vista Outdoor Group provides an exemption to the Orbital ATK Group.  The Vista Outdoor Group shall be responsible for the payment of all duties, tariffs, taxes and other charges payable on the exportation of any Powder Product.  Subject to the following sentence, prices also exclude any amounts due for import or export licenses or permits, custom charges and duties, penalties, freight, insurance or other shipping expenses. Freight will be paid by the Orbital ATK Group for Bulk Powder Product shipments at least equal to 20,000 pounds and by the Vista Outdoor Group for Bulk Powder Product shipments less than 20,000 pounds and all Canister Powder Product shipments. Any and all such costs, taxes, assessment, or duties that may be imposed upon the production, shipment, installation, or sale of

Powder Products under this Agreement (and any related Purchase Orders) shall be the sole responsibility of, and shall be paid by, the Vista Outdoor Group.  All prices and payments shall be in U.S. dollars.

5.                                      PAYMENT

(a)              Invoices.  The Orbital ATK Group shall provide an invoice (an “Invoice”) to FCC at the time of each product delivery (including, for the avoidance of doubt, at the time of any “staged” delivery).  All Invoices shall be payable by the Vista Outdoor Group promptly, and in any event, within 30 days after receipt of such Invoice (the date on which a payment is due, the “Invoice Due Date”), subject to the Vista Outdoor Group’s right to dispute an Invoice pursuant to paragraph (c) below.

(b)              Late Payments.  Any amounts due under an Invoice that have not been paid on or before the Invoice Due Date (and are not being disputed in good faith pursuant to paragraph (c) below) shall bear simple interest at a rate of 1.0% per month (i.e., 12.0% per year) until the date payment is received in full by the Orbital ATK Group.

(c)               Review of Invoices.  FCC shall have 15 days from the date of receipt to review an Invoice (the “Review Period”).  FCC may, on or prior to the last day of the Review Period, provide LLC with a written notice of dispute (a “Dispute Notice”), which shall specify in reasonable detail those items or amounts in the Invoice as to which FCC disagrees in good faith (the “Disputed Items”) and the basis for such disagreement.  Unless FCC delivers a Dispute Notice to LLC prior to the expiration of the Review Period, the Vista Outdoor Group shall be deemed to have accepted and agreed to the items and amounts set forth in the applicable Invoice, and such amounts shall become conclusive and binding on the Parties.  If FCC delivers a Dispute Notice to LLC on or prior to the last day of the Review Period, the Parties shall refer the matter to their respective Principal Representatives in accordance with the procedures set forth in Section 11 of this Agreement.  Each of the Parties shall, and shall cause each of their respective Subsidiaries to, make their respective financial Records and personnel available to the other Party and its accountants and other Representatives at reasonable times and upon reasonable notice at any time during the review by FCC of an Invoice, as well as during the resolution of any Disputed Items, in each case to the extent such access is reasonably necessary in connection therewith.

6.                                      DELIVERY

(a)              Delivery Terms.  Delivery shall be FOB Origin - Orbital ATK Group’s dock. Title, as well as risk of loss and damage, to Powder Products shall transfer to the Vista Outdoor Group upon delivery to Orbital ATK Group’s dock.  Bulk Powder Product deliveries of no less than 20,000 pounds shall be FOB Destination - Vista Outdoor Group’s dock; title, as well as risk of loss and

damage, to such Powder Products shall transfer to the Vista Outdoor Group upon delivery to the Vista Outdoor Group’s dock.   Warehousing and logistics for Powder Products shall be provided in accordance with Exhibit B.

(b)              No Liens.  The Orbital ATK Group shall deliver the Powder Products free and clear of all liens and property rights.  In the event that there are liens or property rights on any Powder Products at the time of delivery, the Vista Outdoor Group shall have the right to discharge them by paying the amount of any related claims, and in such event, LLC shall promptly reimburse the Vista Outdoor Group for any amounts paid in connection therewith and any losses, damages or other expenses incurred in connection therewith.

(c)               Inspection and Acceptance.

(i)                           The Vista Outdoor Group shall have the right to inspect Powder Products that have been delivered to it for conformance with the applicable Specifications, and it shall report in writing any claims of non-conformance within 30 days after delivery, after which time the Powder Products shall be deemed irrevocably accepted (“Acceptance”). Any claims by the Vista Outdoor Group that a Powder Product fails to conform to the applicable Specifications or has a defect shall be governed by Section 14 of this Agreement.

(ii)                        No inspection, Acceptance, testing or payment for Powder Products shall relieve LLC from responsibility for defects or for otherwise failing to satisfy its obligations (including the limited warranty) under this Agreement.

(d)              Delivery Schedule by SKU Number. Notwithstanding the applicable delivery schedule included with an Order, the Vista Outdoor Group may modify, without penalty, the timing for delivery of any Powder Products if it provides the Orbital ATK Group with at least three full calendar months notice and the new delivery date(s) will occur in the same Fiscal Year. The Vista Outdoor Group may not otherwise modify the terms of a delivery schedule without the prior written consent of the Orbital ATK Group. The Orbital ATK Group shall deliver Powder Products to the Vista Outdoor Group in accordance with the delivery schedule, and the Orbital ATK Group shall not manufacture ahead of such schedule except at its own risk and warehousing cost.

7.                                      FAILURE TO SUPPLY

(a)              Notifications.  If, for any reason, the Orbital ATK Group does not have sufficient quantities to fulfill an Order or becomes aware that for any reason there is a reasonable likelihood that it will not be able to fulfill such an order, LLC shall promptly, and in any event, within 10 days notify FCC of such fact, and the Parties shall cooperate in good faith to resolve and mitigate the issue.  In the event that the Orbital ATK Group is unable to fulfill the entirety of an Order, the Orbital ATK Group shall (i) fill the portion of such order that it is able to fill and (ii) use its commercially reasonable efforts to fill the remainder of such order through its own manufacturing efforts or, with the prior written consent of the Vista Outdoor Group, through purchases from a third party, as soon as reasonably practicable (in light of all the circumstances).

(b)              Excusable Delays.  If the Orbital ATK Group fails to timely deliver all or any portion of any Order due in whole or in part to the circumstances described in Section 2(b) of this Agreement or due to a Force Majeure Event (such delay, an “Excusable Delay”):

(i)                           the Orbital ATK Group shall have no liability to the Vista Outdoor Group with respect to such unfulfilled orders for Powder Products; and

(ii)                        the Vista Outdoor Group shall be entitled to, in its discretion and at its own cost, upon written notice to the Orbital ATK Group, “cover” and procure such unfulfilled orders for Powder Products from alternative suppliers (or manufacture such Powder Products itself) (and the applicable Order shall automatically be deemed modified to remove any Powder Products that the Vista Outdoor Group has notified that it will cover, effective upon receipt by the Orbital ATK Group of the applicable notification).

(c)               Non-Excusable Delays. If the Orbital ATK Group fails to timely deliver all or any portion of an order in any circumstance other than would constitute an Excusable Delay (such delay, a “Non-Excusable Delay”), then the Orbital ATK Group shall pay reasonable costs associated with expedited delivery of such Powder Products once they become available.  In addition, if the Orbital ATK Group’s delivery is, or would reasonably be expected to be, delayed by more than 30 days, then the Vista Outdoor Group may send a notice of default to LLC, demanding that the Orbital ATK Group either cure or provide a plan to cure.  If the Orbital ATK Group neither cures nor provides a plan to cure that is reasonably acceptable to the Vista Outdoor Group within 45 days of the original Powder Product delivery date, then the Vista Outdoor Group may, upon written notice to the Orbital ATK Group, “cover” and procure such unfulfilled order for Powder Products from alternative suppliers (or manufacture such Powder Products itself) (and the applicable Order shall automatically be deemed modified to remove any Powder Products that the Vista Outdoor Group has notified that it will cover, effective upon receipt by the Orbital ATK Group of the applicable notification), and the Orbital ATK Group shall reimburse the Vista Outdoor Group for the reasonable difference between the price of such Powder Products under this Agreement and the “cover” price, which may include reasonable expedited shipping and freight costs.

(d)              Force Majeure.  In the event that the delivery of any Powder Product is interrupted, or performance of any terms or provisions of this Agreement (except for the payment of amounts due under an Invoice or any reimbursement obligation) is delayed or prevented, in whole or in part, because of or related to compliance with any Law, or because of riots, war, rationing, allocations or embargos, sovereign acts, public disturbance, strike or shortage of labor, labor dispute, fire, accident, explosion, storm, flood, earthquake, acts of God, acts of terrorism, unavailability of supplies or delays in delivery by suppliers, major breakdown or failure of transportation, manufacturing, distribution or storage facilities or for any other reason which is not within the control of the Party whose performance is interfered with and which by the exercise of reasonable care such Party is unable to prevent (each, a “Force Majeure Event”), then upon prompt written notice to the other Party providing reasonable detail as to the nature of such Force Majeure Event, the Party affected by such Force Majeure Event shall be excused from its obligations hereunder so long as such Force Majeure Event continues, and no liability shall attach against either Party on account thereof.  No Party shall be excused from performance if such Party fails to use commercially reasonable efforts to remedy the Force Majeure Event.

8.                                      ORBITAL ATK GROUP EXCLUSIVITY

During the Term, the Orbital ATK Group shall make sales of Canister Powder Products in 1#, 4#, 5# and 8# containers exclusively to the Vista

Outdoor Group. For the avoidance of doubt, the foregoing exclusivity obligation does not apply to any Bulk Powder Products.

9.                                      REQUIREMENTS; VISTA OUTDOOR GROUP EXCLUSIVITY

During the Term and subject to the right to “cover” pursuant to Section 3(b), Section 7(b)(ii) and Section 7(c) of this Agreement, the Vista Outdoor Group shall purchase all its requirements for Canister Powder Products exclusively from the Orbital ATK Group and may not otherwise procure from a third party or manufacture Canister Powder Products. In addition, from April 1, 2015 through the remainder of the Term and subject to the right to “cover” pursuant to Section 3(b), Section 7(b)(ii) and Section 7(c) of this Agreement, the Vista Outdoor Group shall purchase 40.0% of its annual requirements for bulk/OEM propellant (measured by pounds of powder ordered in a given Fiscal Year) from the Orbital ATK Group.  For purposes of measuring the 40.0% minimum, the Vista Outdoor Group shall use commercially reasonable efforts to place orders with the Orbital ATK Group with a reasonable amount of lead-time prior to the end of a given Fiscal Year so as to allow deliveries to occur within the same Fiscal Year.  For the avoidance of doubt, the Vista Outdoor Group is not required to order any minimum quantity of Powder Products, but once an order is placed and accepted by the Orbital ATK Group in accordance with the terms of this Agreement, it is binding in accordance with the terms of this Agreement and may not be withdrawn by the Vista Outdoor Group (except pursuant to the Vista Outdoor Group’s right to “cover” under this Agreement or to terminate this Agreement in accordance with its terms). In determining whether the Vista Outdoor Group has purchased 40.0% of its annual requirements for Bulk Powder Products, all Bulk Powder Products included in a Bulk Order shall be included in the order total even if a portion of such Bulk Order has been rejected by LLC pursuant to Section 3(b) of this Agreement.

10.                               BUSINESS DEVELOPMENT STEERING COMMITTEE

Each Party shall designate two executives to serve on a Business Development Steering Committee (the “BDSC”) in respect of this Agreement. Exhibit D identifies each Party’s BDSC members as of the date hereof.  Either Party may, effective upon written notice to the other Party, change one or more of its BDSC members at any time. The Parties shall use commercially reasonable efforts to cause the BDSC to meet (which may be by telephone) no less than quarterly (or more promptly as warranted) to discuss the domestic and international Powder Products markets (including opportunities for the Parties to sell Powder Products in such markets at higher volumes and higher margins); business pursuit strategies; price- and cost-related initiatives; production and delivery schedules; such other topics as may be submitted by one Party to the other Party with at least 10 days notice; and such other topics as the Parties may mutually agree. The Vista Outdoor Group shall also inform the Orbital ATK Group, through the BDSC, in the event that the Vista Outdoor Group notifies its major customers of a price change for Canister Powder Products. If the Parties identify (whether through the BDSC or the Parties’ standard “bid” or “request for proposal” processes) significant changes in the domestic or international Powder Products markets including the profitability of selling Canister Powder Products in such markets, then the BDSC shall evaluate in good faith whether, under the circumstances, an equitable adjustment to pricing of the related Powder Products is warranted. The BDSC shall not have the authority to modify any of the terms of this Agreement except pursuant to a written agreement signed by each Party in accordance with Section 20(f). For the avoidance of doubt, any disputes related to this Agreement shall be subject to the dispute resolution procedures described in Section 11 and not the BDSC or this Section 10.

11.                               DISPUTE RESOLUTION

Each Party shall designate a senior executive with authority to resolve disputes related to this Agreement (a “Principal Representative”).  Exhibit D identifies each Party’s Principal Representative as of the date hereof.  Either Party may, effective upon written notice to the other Party, change its Principal Representative at any time. In the event of a dispute related to this Agreement, the Principal Representatives shall meet and seek in good faith to resolve such dispute.  If the Principal Representatives are able to resolve the dispute in writing, their resolution shall be conclusive and binding upon the Parties (and in the case of Disputed Items, the applicable Invoice shall be revised to reflect such resolution, and, as so revised, such Invoice shall be deemed to set forth the final amount due thereunder for all purposes).  If the Principal Representatives are unable in good faith to resolve a dispute within 30 days, either Party may pursue a claim in connection with the matter in dispute in federal or state court in accordance with the requirements set forth in Section 20(l) of this Agreement.  All costs and expenses incurred by the Parties in connection with resolving any dispute related to this Agreement shall be borne by the Party incurring such cost or expense.  In the event of a dispute, both parties must continue to comply with the terms of this Agreement while the dispute is being resolved.

12.                               INSURANCE

During the Term, each Party agrees to procure and maintain in full force and effect valid and collectible insurance policies in connection with its activities hereunder, which policies shall provide for customary levels of coverage, taking into account the scope of this Agreement and industry practice.  Upon request, a Party shall provide to the other Party a certificate of coverage or other written evidence of such insurance coverage.

13.                               INTELLECTUAL PROPERTY

(a)              Limited License.  Each Party hereby grants to the other Party and its Affiliates for the Term a limited, non-transferable (with the right to sublicense), non-exclusive, royalty-free license to use the Intellectual

Property Rights owned by it and its Affiliates to the extent necessary for the other Party and its Affiliates to perform their obligations hereunder.  All right, title and interest in and to the Intellectual Property Rights owned by a Party and not expressly granted herein are reserved by such Party.

(b)              Ownership.  As between the Parties, each Party shall retain ownership of all right, title and interest in and to the Intellectual Property Rights owned or controlled by it immediately after the Distribution; provided that any derivative works of, or modifications or improvements to, such Intellectual Property Rights (collectively, “Derivative Works”) conceived or created as part of performance hereunder shall be owned by the Party creating such Derivative Works, subject to the other Party’s rights in its underlying Intellectual Property.  Subject to paragraph (a) above, neither Party shall acquire any right, title or interest in or to such Intellectual Property Rights of the other Party pursuant to this Agreement.

(c)               Design Responsibility and Labeling.  The Orbital ATK Group shall retain design responsibility for all Powder Products.  The Vista Outdoor Group shall have the right to determine the appearance and text of any labeling and packaging used in connection with Powder Products it has ordered, including any finished product containing the Powder Product. Additional costs associated with any packaging changes requested by the Vista Outdoor Group will be the responsibility of the Vista Outdoor Group.

14.                               LIMITED WARRANTY

(a)              Limited Warranty.  LLC expressly warrants that the Powder Products sold to the Vista Outdoor Group pursuant to this Agreement shall be free from defects in material and workmanship and shall be manufactured to the applicable Specifications upon delivery and for a period of one year after Acceptance (the “Warranty Period”).  Other than pursuant to any rights to indemnification under this Agreement or any rights with respect to third party claims, including product liability claims, subject to the following sentence, FCC’s exclusive remedy and LLC’s sole liability for any breach of the foregoing warranty shall be for LLC to promptly, and in any event, within 30 days replace the defective or nonconforming Powder Product with a new Powder Product.  Notwithstanding the foregoing, if a customer of the Vista Outdoor Group cancels part or all of its order for such defective or nonconforming Powder Product prior to the Orbital ATK Group’s delivery of the replacement Powder Product, FCC shall have the right to elect to receive a refund of the purchase price plus handling and transportation for the defective or nonconforming Powder Product in lieu of a replacement.  This “replace or refund” remedy shall be applied to the minimum quantity that is reasonably demonstrated by the Vista Outdoor Group to be in breach of the limited warranty.

(b)              Warranty Claims.  If FCC believes that any Powder Product is defective or otherwise fails to conform to the applicable Specifications, FCC shall be entitled to, prior to the expiration of the Warranty Period and within 30 days of becoming aware of such defect or nonconformance, notify LLC in writing of the existence and nature of any defect or nonconformance and the Orbital ATK Group shall have a reasonable opportunity, not to exceed 15 days from receipt of notification, to inspect such Powder Product.  All warranty claims shall identify the defective or nonconforming Powder Product, provide the Purchase Order number and describe the nature of the defect or nonconformance.  At LLC’s election, the Vista Outdoor Group shall return defective Powder Products to the Orbital ATK Group at LLC’s expense within 30 days (or in the case of Powder Products located outside the United States, 90 days) of notifying LLC of the warranty claim; if LLC does not request the return of a rejected Powder Product, the Vista Outdoor Group may dispose of such Powder Product in any manner in its discretion at the Vista Outdoor Group’s expense.  If the Parties disagree as to whether a rejected Powder Product has a defect or conforms to the applicable Specifications or as to whether FCC timely delivered its warranty claim, the Parties shall refer the matter to their respective Principal Representatives in accordance with the procedures set forth in Section 11 of this Agreement.  If the Principal Representatives or a competent court, as applicable, determines that a rejected Powder Product has no defects and conforms to the applicable Specifications, or that FCC has failed to properly deliver the applicable warranty claim within the applicable Warranty Period and within 30 days of becoming aware of such defect or nonconformance, then the Vista Outdoor Group shall reimburse the Orbital ATK Group all costs of handling, transportation and repairs/modifications to such rejected Powder Product based on LLC’s regular repair charges.

(c)               Disclaimer of All Other Warranties.  LLC’s warranty in paragraph (a) above is in lieu of all other warranties, and the Orbital ATK Group expressly disclaims all other warranties, express or implied, statutory or otherwise, including without limitation, the implied warranties of merchantability and fitness for a particular purpose.  The Orbital ATK Group’s warranty does not extend to (i) Powder Products damaged in any way after delivery to Orbital ATK Group’s dock, including by improper handling, use or storage or as a result of a Force Majeure Event or (ii) third party propellant components required to fulfill a Canister Order or Powder Products damaged as a result of any defects in such propellant components. Any repair or attempt to repair Powder Products, or modification of Powder Products, by anyone other than the Orbital ATK Group (or a Person acting for or on behalf of the Orbital ATK Group) shall void the warranty provided under this Agreement.

15.                               TERM AND TERMINATION

(a)              Term.  Unless terminated earlier in accordance with the provisions of this Agreement, this Agreement shall remain in effect through and until March

31, 2017 (as may be extended pursuant to the terms of this Agreement, the “Term”).  This Agreement shall automatically renew for additional one-year terms after the expiration of the preceding term unless either Party provides the other Party with a binding, irrevocable written notification of its declaration not to renew this Agreement no later than five months prior to the end of the term then in effect.

(b)              Termination for Plant Closure.  LLC shall provide FCC with at least 120 days written notice prior to closing the NRE Powder Plant. Upon receipt of such notice, FCC may, upon 10 days written notice, terminate this Agreement.

(c)               Termination for Breach of this Agreement.

(i)                           Either Party may, upon written notice, terminate this Agreement prior to the expiration of the Term if the other Party materially breaches this Agreement; provided, that the Party receiving the notice of termination shall have 60 days from the date of receipt thereof to cure the material breach or failure and, in the event such breach or failure is cured, the notice shall be of no effect.

(ii)                        FCC may, upon 10 days written notice, terminate this Agreement prior to the expiration of the Term if a Non-Excusable Delay has occurred and is continuing uncured for the later of (A) a period of 60 days following the original Powder Product delivery date and (B) 10 days from receipt of the termination notice.

(iii)                     LLC may, upon 10 days written notice, terminate this Agreement prior to the expiration of the Term if the Vista Outdoor Group has failed to pay an amount due under an Invoice that is not being disputed by FCC in good faith, and such failure continues for the later of (A) a period of 60 days following the Invoice Due Date and (B) 10 days from receipt of the termination notice.

(d)              Termination for Bankruptcy.  Either Party may, immediately upon written notice, terminate this Agreement if the other Party files a petition in bankruptcy, has filed against it an involuntary petition in bankruptcy, makes an assignment for the benefit of creditors, has a trustee or receiver appointed for any or all of its assets, is insolvent or fails or is unable to pay its debts when due.

(e)               Survival.  The expiration or termination of this Agreement for any reason shall not release either Party hereto from any liability that at such time has already accrued.  The provisions of Sections 14, 15, 16, 18 and 20 of this Agreement shall survive any termination.

16.                               INDEMNIFICATION AND LIMITATION OF LIABILITY

(a)              Indemnification by LLC.  LLC shall indemnify FCC and its Affiliates and each of their respective officers, directors, employees and agents against, and defend and hold them harmless from, any third-party claim, loss, liability, damage, cost or expense (including reasonable fees and expenses of counsel) (collectively, “Losses”) incurred by any such indemnified person arising out of any alleged or actual: (i) personal injury to employees or agents of FCC or its Affiliates caused solely by LLC or its Affiliates (or by their respective agents or employees) (i.e., there is no contributory negligence by a third party) while in, upon, or about the premises of LLC or its Affiliates, or suffered solely as a result of the acts of any of LLC or its Affiliates (or of their respective agents or employees); (ii) (A) infringement by LLC or its Affiliates of any third party Intellectual Property Rights (including to the extent that the grant of a license to FCC and its Affiliates pursuant to Section 13(a) of this Agreement infringes any third party Intellectual Property Rights) or (B) infringement of any third party Intellectual Property Rights by the Powder Products (except to the extent such infringement arises from Intellectual Property Rights provided by the Vista Outdoor Group and required by the Vista Outdoor Group to be incorporated into the Powder Products), except, with respect to both sub-clauses (A) and (B), LLC will have no obligation for any infringement claim based on: (x) the use of a Powder Product as modified by someone other than the Orbital ATK Group; or (y) the use or combination of a Powder Product with any products manufactured by a party other than the Orbital ATK Group,  (iii) violation of applicable Law (including import/export Laws) by LLC or its Affiliates (or of their respective agents or employees) or (iv) third party product liability claims for manufacturing or design defects (whether for property damage or personal injury, including death) relating to the Powder Products (except to the extent such liability is attributable to a Vista Outdoor Group design), in each case in connection with the performance by FCC and its Affiliates under this Agreement and, in the case of clauses (i), (iii) and (iv), except to the extent that such claims arise out of or are caused by the wilful misconduct or negligence of FCC or its Affiliates, as determined by a court of competent jurisdiction in a final and nonappealable judgment.

(b)              Indemnification by FCC.  FCC shall indemnify LLC and its Affiliates and each of their respective officers, directors, employees and agents against, and defend and hold them harmless from, any Losses incurred by any such indemnified person arising out of any alleged or actual: (i) personal injury to employees or agents of LLC or its Affiliates caused solely by FCC or its Affiliates (or by their respective agents or employees) (i.e., there  is no contributory negligence by a third party) while in, upon, or about the premises of FCC or its Affiliates, or suffered solely as a result of the acts of any of FCC or its Affiliates (or of their respective agents or employees); (ii) (A) infringement by FCC or its Affiliates of any third party Intellectual Property Rights (including to the extent that the grant of a license to LLC and its Affiliates pursuant to Section 13(a) of this Agreement infringes any third party Intellectual Property Rights) or (B) infringement of any third party Intellectual Property Rights by the Powder Products solely to the extent such infringement arises from Intellectual Property Rights provided by the Vista Outdoor Group and required by the Vista Outdoor Group to be incorporated into the Powder Products, except, with respect to both (A) and (B), FCC will have no obligation for any infringement claim based on: (x) the use of a Powder Product as modified by someone other than the Vista Outdoor Group; or (y) the use or combination of a Powder Product with any products manufactured by a party other than the Vista Outdoor Group; (iii) violation of applicable Law (including import/export Laws) by FCC or its Affiliates (or of their respective agents or employees); or (iv) breach by FCC of its representations in Section 17 of this Agreement, in each case in connection with the performance by LLC and its Affiliates under this Agreement and, in the case of clauses (i) and (iii), except to the extent that such claims arise out of or are caused by the wilful misconduct or negligence of LLC or its Affiliates, as determined by a court of competent jurisdiction in a final and nonappealable judgment.

(c)               Indemnification Claims.  All claims for indemnification under this Section 16 shall be asserted and resolved pursuant to procedures equivalent to the indemnity procedures set forth in Section 11.04 of the Transaction Agreement. For the avoidance of doubt, the Indemnifying Party shall have the right, by giving written notice to the Indemnified Party, to assume the defense of the Indemnified Party against any Third Party Claim. Other than timely responding to a court-imposed or other legally required notice, the Indemnified Party shall not unilaterally and without input from the Indemnifying Party, take any action to settle a matter for which the Indemnified Party seeks indemnification.

(d)              LIMITATION OF LIABILITY.  UNDER NO CIRCUMSTANCES SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INDIRECT, COLLATERAL, SPECIAL, PUNITIVE, TREBLE, EXEMPLARY, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS OR GOODWILL), REGARDLESS IF SUCH CLAIM IS BASED ON CONTRACT, NEGLIGENCE, TORT, WARRANTY OR ANY OTHER BASIS UNDER, AS A RESULT OF, OR ASSOCIATED WITH THIS AGREEMENT OR EITHER PARTY’S PERFORMANCE UNDER THIS AGREEMENT.  EACH PARTY’S RESPECTIVE TOTAL LIABILITY FOR ANY CLAIMS ALLEGED IN ANY FISCAL YEAR (IN AGGREGATE) ARISING UNDER OR RELATED TO THIS AGREEMENT IS LIMITED TO AND SHALL NOT EXCEED THE TOTAL AMOUNT ACTUALLY PAID, PAYABLE OR SET FORTH IN A BINDING ORDER FOR THAT FISCAL YEAR BY THE VISTA OUTDOOR GROUP FOR THE PRODUCTS PURCHASED OR ORDERED PURSUANT TO THIS SUPPLY AGREEMENT.

THE FOREGOING DISCLAIMERS OF LIABILITY AND LIMITATIONS ON LIABILITY WILL NOT APPLY TO ANY INDEMNIFICATION OBLIGATIONS IN THIS AGREEMENT OR ANY OBLIGATION WITH RESPECT TO THIRD PARTY CLAIMS, INCLUDING PRODUCT LIABILITY CLAIMS FOR MANUFACTURING OR DESIGN DEFECTS.

17.                               EXPORT CONTROLS

Technical data (including software), hardware or defense services (collectively, “Items”) disclosed, provided or transferred pursuant to this Agreement, or any derivative of such Items, may be subject to U.S. export control laws and regulations, including the International Traffic in Arms Regulation (22 CFR Parts 120 - 130 et. seq., “ITAR”) or Export Administration Regulations (15 CFR Parts 730 - 744 et. seq., “EAR”).  The Parties acknowledge that Items subject to ITAR or EAR (“Export Controlled Items”) may be provided by the Orbital ATK Group to the Vista Outdoor Group pursuant to this Agreement.  FCC hereby represents and warrants to LLC that (i) the Vista Outdoor Group will comply with all applicable export control laws and regulations; (ii) Export Controlled Items furnished to the Vista Outdoor Group by the Orbital ATK Group will not be transferred to any foreign person or otherwise exported unless authorized in advance by the U.S. Federal Government; (iii) the Vista Outdoor Group will not take any action with respect to Export Controlled Items furnished to the Vista Outdoor Group by the Orbital ATK Group that is regulated by U.S. export control laws and regulations, without specific written authorization from the Orbital ATK Group and pursuant to an appropriate U.S. Federal Government agency license or exemption; and (iv) the Vista Outdoor Group  will maintain current U.S. Federal Government registrations, licenses or approvals required to conduct activities under this Agreement, including with the U.S. State Department’s Directorate of Defense Trade Controls under the ITAR.

18.                               GOVERNMENTAL REVIEWS; PRODUCT RECALLS

(a)              Governmental Reviews.  In the event that, in connection with any investigation or review of the Vista Outdoor Group, any Governmental Entity shall request from LLC or any of its Affiliates any access, information or assistance, LLC and its Affiliates shall reasonably cooperate therewith at FCC’s expense.  In the event that, in connection with any investigation or review of the Orbital ATK Group, any Governmental Entity shall request from FCC or any of its Affiliates any access, information or assistance, FCC and its Affiliates shall reasonably cooperate therewith at LLC’s expense.

(b)              Product Recalls.  Without limiting any other rights or obligations of either Party under applicable Law, in the event any Governmental Entity having jurisdiction shall request or order the Vista Outdoor Group or the Orbital ATK Group, or if the Orbital ATK Group shall determine to undertake, any corrective action with respect to any Powder Product, including any recall or market action, and the cause or basis of such recall or market action is attributable to a breach by LLC of its limited warranty contained herein, then LLC shall reimburse the Vista Outdoor Group for the reasonable expenses of such corrective action, including the cost of replacing any Powder Product that is affected thereby whether or not such particular Powder Product has been established to be defective or otherwise constitute a breach of warranty by LLC hereunder.

(c)               Books and Records.  The Orbital ATK Group shall maintain detailed records with respect to the provision of Powder Products, including batch records and other manufacturing and analytical records, records of shipments of Powder Products, validation records and other applicable records for the greater of (i) the time period required by applicable Laws and (ii) if applicable, the time period set forth in any ISO or other quality standards relating to Powder Products sold pursuant to this Agreement.  The Orbital ATK Group shall make such records available to the Vista Outdoor Group upon reasonable request at the expense of FCC.

19.                               CHANGE IN FISCAL YEAR

In the event that Orbital ATK or Vista Outdoor intends to change its fiscal year from the period beginning on April 1 and ending on March 31 to any other period, upon written notification to the other Party of such intent, the Parties shall negotiate in good faith to modify the terms of this Agreement, including the timing for pricing adjustments, to equitably reflect the change in fiscal year to the end that the transactions contemplated hereby are fulfilled to the extent possible; provided, however, that if the Parties are unable to reach agreement (including pursuant to the dispute resolution provisions of Section 11), then this Agreement shall remain in effect without any such modifications.

20.                               MISCELLANEOUS

(a)              Independent Contractors.  LLC and FCC each acknowledge that they are separate entities, each of which has entered into this Agreement for independent business reasons.  The relationships of the Parties hereunder are those of independent contractors, and nothing contained herein shall be deemed to create a joint venture, partnership or any other relationship.

(b)              No Set-Off.  Unless otherwise agreed in advance in writing, neither Party shall have the right to set-off any amount due under this Agreement for any amounts that may be due from the other Party under this Agreement or any other agreement.

(c)               Confidentiality.  LLC and FCC each acknowledge that Confidential Information of such Party or its Affiliates may be exchanged with employees and agents of the other Party or its Affiliates as a result of the transactions and activities contemplated by this Agreement.  Each Party agrees, on behalf of itself and its Affiliates, that such Party’s obligation to use and keep confidential such information of the other Party and its Affiliates shall be governed by Section 8.03(c) of the Transaction Agreement.

(d)              Assignment.  Neither this Agreement nor any rights or obligations hereunder may be assigned or otherwise transferred by any Party (including by operation of law) without the prior written consent of the other Party, and any assignment or transfer without such consent shall be null and void and of no effect; provided, that either Party may transfer or assign, in whole or in part, any or all of its rights hereunder to one or more of its Affiliates, it being understood that such Party will remain responsible for all of its obligations hereunder; provided further that either Party may assign its rights and obligations to any Person that acquires (including by operation of law) all or substantially all of such Party’s assets or equity interests.

(e)               No Third-Party Beneficiaries.  Except as provided in Section 16 of this Agreement, this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder, whether as third party beneficiaries or otherwise.

(f)                Amendments; Entire Agreement.  No amendment to this Agreement shall be effective unless it shall be in writing and signed by each Party. In the event of a conflict between the provisions of this Agreement and any order placed by the Vista Outdoor Group or any other agreement that does not affirmatively state that it is amending this Agreement, this Agreement shall control.

(g)               Waivers.  No failure or delay of any Party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the Parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.  No provision or term of this Agreement may be waived except pursuant to a writing executed by the waiving Party.

(h)              Notices.  All notices, requests, permissions, waivers or other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered in the manner and to the address of the applicable Party as set forth in Section 12.02 of the Transaction Agreement.

(i)                  Interpretation.  The rules of interpretation set forth in Section 12.04 of the Transaction Agreement shall be incorporated by reference to this Agreement, mutatis mutandis.

(j)                 Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party.

(k)              Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party.  Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(l)                  Governing Law/Jurisdiction.

(i)                           This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

(ii)                        All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any Federal or state court in the Borough of Manhattan, New York, New York, and the Parties hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action or proceeding.  The consents to jurisdiction and venue set forth in this Section 20(l)(ii) shall not constitute general consents to service of process in the State of New York and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any person other than the Parties.  Each Party agrees that service of process upon such Party in any action or proceeding arising out of or relating to this Agreement shall be effective if notice is given in accordance with Section 20(h) of this Agreement.  The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict either Party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(m)          WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 20(m).

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

ALLIANT TECHSYSTEMS OPERATIONS LLC

by

Name:
Title:

FEDERAL CARTRIDGE COMPANY

by

Name:
Title:

[Signature Page to Powder Products Supply Agreement]

EXHIBIT INDEX

EXHIBIT A-1: Bulk Powder Products and Pricing

EXHIBIT A-2: Canister Powder Products and Pricing

EXHIBIT B: Maximum Capacity; Warehousing and Logistics; Price Adjustments - Methodology

EXHIBIT C: Existing Orders for Powder Products

EXHIBIT D: BDSC Members; Principal Representatives